

April 29, 2024

Carlos Moreira
Chief Executive Officer
SEALSQ Corp
Craigmuir Chambers, Road Town
Tortola, British Virgin Islands 1110

>   **Re: SEALSQ Corp**
>   **Post-Effective Amendment No. 1 to Form F-1**
>   **Filed on March 29, 2024**
>   **File No. 333-276877**

Dear Carlos Moreira:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 1 to Form F-1 filed March 29, 2024

General

1. Provide us supplementally a detailed legal analysis as to whether SEALCOIN is a security as defined by Section 2(a)(1) of the Securities Act. In responding to this comment, please include a materially complete description of the token and the related ecosystem, as well as the manner in which the token will be offered and sold, including the following:
    *   The material technical characteristics of SEALCOIN including the terms of any smart contract and any other documents governing the terms of the SEALCOINs and the rights of holders, as well as an explanation of whether and how modifications to SEALCOIN's smart contract can be made;
    *   Transfer capabilities and restrictions including whether there are any limits on the transfer of SEALCOIN by holders or transfer prerequisites, the material features of whitelisting procedures, including AML/KYC procedures, and whether holders can dispose of their SEALCOINs other than by transacting with the platform;
    *   The material characteristics of the network in which SEALCOIN will exist, including

SEALCOIN's use or role such as purchasing goods or services, allocating resources, performing governance functions, and/or otherwise securing the network or application, any fees for transacting on the network or application, including how they are assessed and who pays and receives such fees, and a description of the various roles that exist in connection within the network, such as users, on-chain service providers, developers, transaction validators, and governance participants; and

- Where and how SEALCOIN private keys will be stored, and by whom. Explain whether you will provide a digital wallet to holders, and if so, who will control the wallet.

2. Regarding the SEALCOIN you are developing:
   - Please disclose the policies and procedures that you will use to determine whether SEALCOIN is a security for purposes of the federal securities laws, or is likely to be deemed a security, and specifically disclose that any determination that you make in that regard is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.
   - Include a risk factor related to such policies and procedures that addresses the specific risks inherent in any policies and procedures for determining that any crypto asset is not a security and describe the potential regulatory risks under the U.S. federal securities laws if SEALCOIN or any other crypto assets you create or hold are determined to be securities, such as whether the company could become subject to regulation under the Investment Company Act or as a broker-dealer under the Securities Exchange Act or involved in the unregistered offer and sale of securities under the federal securities laws.

Risk Factors, page 18

3.   To the extent material, please address the following risks as related to SEALCOIN:
     • Risks relating to your planned SEALCOIN business operations, such as risks relating to implementation, technology, cybersecurity and adoption, as well as any reliance on another network, application, or off-network code or entity.
     • Risks relating to the unique characteristics of SEALCOIN including digital form, the rights of holders or their lack of rights, liquidity, supply, and custody.
     • Regulatory challenges of securities, tax, and AML/KYC regulations; and
     • Impact of technological developments on the value and functionality of SEALCOIN over time.

Business
Strategic Outlook for 2024
3. SEALCOIN, page 85

4.   Please revise so that your disclosure is consistent with your public statements and promotional materials, including in any white paper, relating to material aspects of SEALCOIN. For example only and without limitation, please clarify and describe the use cases for SEALCOIN and the items referenced in your recent news releases, including:
     • The SEALCOIN ecosystem and platform;
     • The purchasing and tokenization of certificates to be introduced with the SEALCOIN platform launch; and
     • The role of Hedera, the Hedera network and the material terms of any related agreements.

5.   Please address the following regarding specific disclosures in this section:
     • Refer to your statement at the top of age 85 that "SEALCOIN is currently in its pre-registration stage…." Please revise to explain what you mean by "registration" and also tell us what the "Pre-Registration Invitation for SEALCOINS" portion of the website entails.
     • We note your statement on page 85 that SEALCOIN "is expected to be available on various exchanges by the end of Q2 2024." Clarify exactly what you mean by "exchanges" and explain whether there will be any geographic or other limitations on sales of the token. Also advise us of the status of that process.
     • Disclose exactly what you mean by "individual trading" on page 86.

6.   Explain how SEALCOIN relates to the semiconductor/chip products that you discuss. Also clarify whether such hardware is part of SEALCOIN, or a separate but related product. As a related matter please revise the first three numbered paragraphs on page 86 to clarify how the matters discussed relate to SEALCOIN.

7.   Please refer to your statement on page 86 that "it addresses and mitigates vulnerabilities inherent in current blockchain systems." Clarify whether you are referring to SEALCOIN or a separate product or technology here. Also clarify whether the product you are

discussing here will have its own blockchain that addresses and mitigates these vulnerabilities, or whether you are saying that the product will make other existing blockchains less vulnerable. Additionally, explain in further detail how it will reduce such vulnerabilities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing